Exhibit 99.1

Ascentage Pharma Outlined its Global Innovation Strategy During Presentation at 44th Annual J.P. Morgan Healthcare Conference

●	Two commercialized hematology products, Olverembatinib and Lisaftoclax, drive dual-engine growth with strong China market presence

●	Next-generation BTK protein degrader APG-3288 receives IND clearance from the U.S. FDA，propelling expansion of global innovative pipeline

●	Multiple global registrational Phase III trials are progressing rapidly

ROCKVILLE, Md. and SUZHOU, China, January 14, 2026—Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855), a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer, announced that its Chairman and CEO, Dajun Yang, M.D., Ph.D., presented at the 44th Annual J.P. Morgan Healthcare Conference. In the corporate presentation, Dr. Yang provided an overview of milestone achievements in 2025 and outlined the Company’s global innovation strategy for 2026.

Dr. Yang said, “The annual J.P. Morgan Healthcare Conference provides an important platform for us to engage with peers from around the world and showcase our strategy and progress. For Ascentage Pharma, 2025 has been a critical year in which we accelerated our global expansion, advancing product commercialization, global clinical development, and pipeline innovation. To date, we have built a powerful engine for innovation in hematologic malignancies and solid tumors, harnessing a diverse range of mechanisms and synergies between core components that include our commercialized products, late-stage programs in solid tumors, as well as our early-stage innovative therapies that utilize our cutting-edge protein degradation technology. This multi-faceted global portfolio of products and clinical programs has well positioned Ascentage Pharma for future challenges and laid a solid foundation for sustained growth. Entering 2026, Ascentage Pharma is opening a new chapter on its global innovation strategy. We remain steadfastly committed to our mission of addressing unmet clinical needs around the world, and accelerate the development of our promising innovative therapeutics for the benefit of patients worldwide.”

Dual-Engine Driven by Two Core Products: Building a Global Hematologic Malignancy Treatment Landscape

The Company’s two core products, the third-generation BCR-ABL inhibitor Olverembatinib and the Bcl-2 inhibitor Lisaftoclax, both achieved significant progress in 2025 and represent main growth drivers for 2026. Together, they generate powerful “dual-engine” effects that will drive the Company’s future growth and support the development of a global portfolio of innovative therapies covering a broad range of hematologic malignancies.

Dr. Yang continued, “In the past year, Ascentage Pharma has made progress across multiple clinical studies on its key drug candidates globally, and presented data from these studies at prestigious international academic congresses. These data underscored the Company’s potential in delivering clinical breakthroughs for challenging hematologic malignancies and the global competitiveness of its products.”

Developing the Next-Generation BTK Degrader: Propelling Strategic Expansion of Global Innovative Pipeline

Achieving breakthroughs in translational medicine and the development of a diverse pipeline, Ascentage Pharma has received an investigational new drug (IND) clearance from the U.S. FDA for APG-3288, the first novel, highly potent and selective BTK degrader developed utilizing Ascentage Pharma’s proprietary proteolysis-targeting chimera (PROTAC) technology platform. This clearance initiates Ascentage Pharma’s clinical development in the field of targeted degradation and lays a strong foundation for future exploration of the combinatory potential between APG-3288 and the Company’s existing proprietary small-molecule agents.

Adding to the dual-engine effect generated by Olverembatinib and Lisaftoclax, other assets in the Company’s pipeline are also making rapid progress, forming a portfolio of advancing programs. The Company’s other key clinical programs include:

APG-5918 (EED inhibitor): Preclinical data have shown therapeutic potential in hematologic malignancies (multiple myeloma and T-cell lymphoma) and solid tumors (prostate cancer). For non-hematologic indications, the Company is conducting a Phase I study in patients with anemia in China.

APG-2449 (FAK/ALK/ROS1 inhibitor): Has entered global registrational Phase III studies in non-small cell lung cancer (NSCLC), representing a major breakthrough in the Company’s expansion into solid tumors.

Alrizomadlin (APG-115; MDM2-p53 inhibitor): Currently being evaluated in a Phase II study and has shown clinical potential in solid tumors such as adenoid cystic carcinoma (ACC).

Pelcitoclax (APG-1252; Bcl-2/Bcl-xL inhibitor): Currently being evaluated in a Phase II study, having shown clinical potential in a range of tumor types including EGFR-mutant NSCLC, relapsed/refractory non-Hodgkin lymphoma, ovarian cancer, and endometrial carcinoma.

Outlook for 2026

In the presentation, Dr. Yang touched on a number of potential milestones and catalysts expected in 2026.

In global clinical development: Advance multiple registrational Phase III studies including GLORA, GLORA-4, POLARIS-1, and POLARIS-2.

In commercialization: Continued growth in commercial sales, broader patient accessibility and coverage across 1,500 hospitals; Inclusion in NRDL coverage of Lisaftoclax in China.

On early-stage clinical programs: BTK Protein Degrader APG-3288 global Phase I PK, safety, tolerability, efficacy data, including U.S. and China; Advancement of EED Inhibitor APG-5918 in oncology and anemia in the U.S. and China.

*Olverembatinib, Lisaftoclax, Alrizomadlin, Pelcitoclax, APG-3288, APG-5918, and APG-2449 are currently under investigation and have not yet been approved by the U.S. FDA.

About Ascentage Pharma

Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855) (“Ascentage Pharma” or the “Company”) is a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer. The Company has built a rich pipeline of innovative drug products and candidates that includes inhibitors targeting key proteins in the apoptotic pathway, such as Bcl-2 and MDM2-p53, as well as next-generation kinase inhibitors.

The lead asset, Olverembatinib, is the first novel third-generation BCR-ABL1 inhibitor approved in China for the treatment of patients with CML in chronic phase (CML-CP) with T315I mutations, CML in accelerated phase (CML-AP) with T315I mutations, and CML-CP that is resistant or intolerant to first and second-generation TKIs. All indications are covered by the China National Reimbursement Drug List (NRDL). The Company is currently conducting an FDA-cleared, global registrational Phase III trial, or POLARIS-2, of Olverembatinib for CML, as well as global registrational Phase III trials for patients with newly diagnosed Ph+ ALL and SDH-deficient GIST patients.

The Company’s second approved product, Lisaftoclax, is a novel Bcl-2 inhibitor for the treatment of various hematologic malignancies. Lisaftoclax is being commercialized in China following National Medical Products Administration (NMPA) approval for the treatment of adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who have previously received at least one systemic therapy including BTK inhibitors. The Company is currently conducting four global registrational Phase III trials: the FDA-cleared GLORA study of Lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal response; the GLORA-2 study in patients with newly diagnosed CLL/SLL; the GLORA-3 study in newly diagnosed, elderly and unfit patients with acute myeloid leukemia (AML); and the GLORA-4 study in patients with newly diagnosed higher-risk myelodysplastic syndrome (HR MDS), a study that was simultaneously cleared by the U.S. FDA, the EMA of the EU, and China CDE.

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Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies, such as Takeda, AstraZeneca, Merck, Pfizer, and Innovent, in addition to research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, National Cancer Institute and the University of Michigan. For more information, visit https://ascentage.com/

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release may be forward-looking statements, including statements that express Ascentage Pharma’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition.

These forward-looking statements are subject to a number of risks and uncertainties as discussed in Ascentage Pharma’s filings with the SEC, including those set forth in the sections titled “Risk factors” and “Special note regarding forward-looking statements and industry data” in its Registration Statement on Form F-1, as amended, filed with the SEC on January 21, 2025, and the Form 20-F filed with the SEC on April 16, 2025, the sections headed “Forward-looking Statements” and “Risk Factors” in the prospectus of the Company for its Hong Kong initial public offering dated October 16, 2019, and other filings with the SEC and/or The Stock Exchange of Hong Kong Limited we made or make from time to time that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this presentation do not constitute profit forecast by the Company’s management.

As a result of these factors, you should not rely on these forward-looking statements as predictions of future events. The forward-looking statements contained in this press release are based on Ascentage Pharma’s current expectations and beliefs concerning future developments and their potential effects and speak only as of the date of such statements. Ascentage Pharma does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Investor Relations:

Stella Yang

Ascentage Pharma

Stella.Yang@ascentage.com

+1 (301) 792-6286

Stephanie Carrington

ICR Healthcare

AscentageIR@icrhealthcare.com

+1 (646) 277-1282

Media Relations:

Sean Leous

ICR Healthcare

AscentagePR@icrhealthcare.com

+1 (646) 866-4012

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